EXHIBIT F


                         (Letterhead of Barbara J. Swan)



                                         July 1, 2002


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549


         RE: ALLIANT ENERGY CORPORATION, ET AL., POST-EFFECTIVE AMENDMENT NO. 5 TO APPLICATION/DECLARATION ON FORM U-1 (FILE NO. 70-9323)

Dear Sirs:

         I refer to Post-Effective Amendment No. 5 to the Application/ Declaration on Form U-1 (the "Application") under the Public Utility Holding Company Act of 1935 (the "Act"), filed with the Securities and Exchange Commission (the "Commission") by Alliant Energy Corporation ("Alliant Energy"), a registered holding company, and certain of its non-utility subsidiaries. The Application seeks certain modifications to the order of the Commission dated August 13, 1999 (Holding Co. Act Release No. 27060), as supplemented by order dated June 11, 2001 (Holding Co. Act Release No. 27418) (the "Prior Orders"). In the Application, Alliant Energy is seeking further modifications of the Prior Orders, as follows: (1) to increase from $50 million to $125 million the amount that Alliant Energy's non-utility subsidiaries may invest in low income housing projects that qualify for federal tax credits and (2) to extend the authorization period from August 13, 2004 to December 31, 2005. I have acted as counsel for Alliant Energy and the other applicants in connection with the Application.

         In connection with the opinions given herein, I have examined original, certified, or conformed copies of all such corporate records, agreements, instruments, and documents and have made such other investigations as I have deemed necessary or appropriate for the purpose of rendering the opinions given herein. In my examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to originals of all documents submitted to me as conformed copies. In giving the opinions below, I have assumed that the Commission will issue an order granting the request made in the Application.

         Based on the foregoing, and having regard to legal considerations which I deem relevant, I am of the opinion that:

Securities and Exchange Commission
July 1, 2002
Page 2


         1. All state laws applicable to the acquisition and continued ownership of passive interests in low income housing tax credit projects will have been complied with;

         2. Alliant Energy will legally acquire, indirectly through its non-utility subsidiaries, passive interests in low income housing tax credit projects, as described in the Prior Orders and the Application; and

         3. The proposed transactions will not violate the legal rights of the holders of any securities issued by Alliant Energy or any of its associate companies.

         The opinions expressed herein are limited to the laws of the State of Wisconsin. To the extent that any of the opinions expressed herein is based upon the laws of another State, I will obtain and rely upon opinions of other counsel qualified to practice in such jurisdictions, in form satisfactory to me, as I may deem appropriate. I hereby consent to the use of this opinion in connection with the Application. This opinion is intended solely for the use of the Commission and may not be relied upon by any other person.

                                         Sincerely,


                                         /s/ Barabara J. Swan
                                         --------------------
                                         Executive Vice President
                                         and General Counsel